                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 Schedule 13G
                                (Rule 13d-102)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b)
          AND (c) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
                            (Amendment No.       )*
                                          -------

                              QUALIX GROUP, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 COMMON STOCK
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  747586 10 5
--------------------------------------------------------------------------------
                                (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)


                             Page 1 of 8 Pages

                      Exhibit Index Contained on Page 7

-----------------------                                  ---------------------
  CUSIP NO. 747586 10 5               13G                PAGE 2 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
      Technology Partners West Fund IV, LP
      Tax ID Number: 68-0202312

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Belvedere, CA

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            771,729 common shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             771,729 common shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      771,729 common shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
10    EXCLUDES CERTAIN SHARES*                                      [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      7.2%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                                               Page 3 of 8 Pages

ITEM 1(a).  NAME OF ISSUER:
            ---------------
            Qualix, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
            ------------------------------------------------
            1900 South Norfolk St., Suite 224
            San Mateo, CA  94403

ITEM 2(a).  NAME OF PERSON FILING:
            ----------------------
            Technology Partners West Fund IV, LP
            ------------------------------------

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:
            -------------------------------------------------------------

            1550 Tiburon Blvd. Suite A, Belvedere, CA  94920

ITEM 2(c)  CITIZENSHIP:
           ------------

           USA

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:
            -----------------------------

            Common Stock

ITEM 2(e).  CUSIP NUMBER:
            -------------

            CUSIP #  747586 10 5

ITEM 3.  Not Applicable
         --------------

                                                               Page 4 of 8 Pages

ITEM 4.  OWNERSHIP:
         ----------

         The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 1997:

                (a)  Amount beneficially owned:
                     -------------------------

                     See Row 9 of cover page for each Reporting Person.

                (b)  Percent of Class:
                     ----------------

                     See Row 11 of cover page for each Reporting Person.

                (c)  Number of shares as to which such person has:
                     --------------------------------------------

                           (i)    Sole power to vote or to direct the vote:
                                  ----------------------------------------

                                  See Row 5 of cover page for each Reporting
                                  Person.

                           (ii)   Shared power to vote or to direct the vote:
                                  ------------------------------------------

                                  See Row 6 of cover page for each Reporting
                                  Person.

                           (iii)  Sole power to dispose or to direct the
                                  --------------------------------------
                                  disposition of:
                                  ---------------

                                  See Row 7 of cover page for each Reporting
                                  Person.

                           (iv)   Shared power to dispose or to direct the
                                  ----------------------------------------
                                  disposition of:
                                  ---------------

                                  See Row 8 of cover page for each Reporting
                                  Person.

                                                               Page 5 of 8 Pages

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
         ---------------------------------------------

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
         ----------------------------------------------------------------

              Under certain circumstances set forth in the limited partnership agreement of Technology Partners West Fund IV,LP the general and limited partners of each of such entity may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
         ----------------------------------------------------------------------
         SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
         ---------------------------------------------------------

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
         ----------------------------------------------------------

         Not applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:
         -------------------------------

         Not applicable

ITEM 10. CERTIFICATION:
         --------------

         Not applicable

                                                               Page 6 of 8 Pages

                                  SIGNATURES
                                  ----------

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 1998


/s/ William Hart
----------------------------------

William Hart
----------------------------------

General Partner
----------------------------------


----------------------------------

                                                               Page 7 of 8 Pages

                                 EXHIBIT INDEX
                                 -------------
                                                                     Found on
                                                                   Sequentially
Exhibit                                                            Numbered Page
-------                                                            -------------

Exhibit A:  Agreement of Joint Filing                                    9
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                                                               Page 8 of 8 Pages

                                   EXHIBIT A
                                   ---------

                           Agreement of Joint Filing
                           -------------------------

        The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Qualix Group, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date:  February 10, 1998

/s/ William Hart
----------------------------------

William Hart
----------------------------------

General Partner
----------------------------------